貝克・麥堅時律師事務所

[redacted]

07021256

RECEIVED

2007 FEB 22 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003

By Hand

Asia Pacific
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February 14, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 13, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

PROCESSED

MAR 06 2007

THOMSON FINANCIAL

Very truly yours,

Joyce Yip/Ingrid Ling

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on February 13, 2007:

1. Clarification Announcement, released on February 14, 2007, in English and in Chinese.

RECEIVED

2007 FEB 22 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

14 FEB 2007

B32

THE STANDARD

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CLARIFICATION ANNOUNCEMENT

The Company clarifies that it has applied to the Stock Exchange for an extension of time for the despatch of the Circular to a day falling on or before 26 March, 2007.

Reference is made to the Company's announcement dated 12 February, 2007 in relation to delay in despatch of the circular (the "Circular") for the construction of new vessels. The Company clarifies that it has applied to the Stock Exchange for an extension of time for the despatch of the Circular to a day falling on or before 26 March, 2007.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
13 February, 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zhozhi as non-executive Director and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

A51 經濟日報 14 FEB 2007

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

澄清公告

本公司謹此澄清，其已向聯交所申請將寄發通函之日期順延至二零零七年三月二十六日或之前。

謹提述本公司就延遲寄發有關建造船舶之通函(「通函」)而日期為二零零七年二月十二日之公告。本公司謹此澄清，其已向聯交所申請將寄發通函之日期順延至二零零七年三月二十六日或之前。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國上海
二零零七年二月十三日

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王坤和先生，非執行董事姚作芝先生，以及獨立非執行董事馬澤先生、謝榮先生、胡鴻高先生及周佔群先生所組成。

1.

BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 FEB 22 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

February 16, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 14, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li/ Ingrid Ling

Encl.

RECEIVED

2007 FEB 22 A 11:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on February 14, 2007:**

1. Notice of Special General Meeting, released on February 16, 2007.

B4

16 FEB 2007

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 2:30 p.m. on 10 April 2007 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") to consider and, if thought fit, pass the following resolutions as ordinary resolutions, and unless otherwise defined herein, the terms herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 16 February 2007:

1. "THAT the proposed revised 2006 annual caps for the continuing connected transactions entered into under the Master Supply Agreement, the First Master Liner and Cargo Agency Agreement, the Second Master Liner and Cargo Agency Agreement and the Master Liner Services Agreement respectively, details of which are set out in the circular to the shareholders of the Company dated 16 February 2007, be and are hereby ratified";

2. "THAT the Non-exempt Continuing Connected Transactions entered into under the Master Supply Agreement, the First Master Liner and Cargo Agency Agreement, the Second Master Liner and Cargo Agency Agreement, the Master Liner Services Agreement, the Master Ground Container Transport Agreement, the First Master Container Management Agreement, the Second Master Container Management Agreement, the Master Time Charter Agreement, the First Master Loading and Unloading Agreement and the Second Master Loading and Unloading Agreement, together with their respective proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, details of which are set out in the circular to the shareholders of the Company dated 16 February 2007, be and are hereby approved";

3. "THAT the Revised Master Provision of Containers Agreement (the "Agreement") to be entered into between the Company and China Shipping (Group) Company (a copy of the draft Agreement has been produced to this Meeting marked "A" and initialed by the Chairman for the purposes of identification), all transactions (including all continuing connected transactions) contemplated thereunder and its proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, details of which are set out in the circular to the shareholders of the Company dated 16 February 2007, be and are hereby approved and any one director of the Company be and is hereby authorized to sign the Agreement for and on behalf of the Company"; and

4. "THAT any one director of the Company be and is hereby authorized to do all such further acts and things and execute all such further documents and take all such steps which in his discretion may be necessary, desirable or expedient to implement and/or give effect to the terms of and the matters contemplated under the abovementioned resolutions."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
16 February 2007

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of domestic shares or H shares, who intend to attend the SGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

(f) The holder of domestic shares is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the SGM. Notes (c) to (d) also apply to the holder of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note (b) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the SGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

(h) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(i) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members will be closed from 12 March 2007 to 10 April 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members at the close of business on 12 March 2007 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 9 March 2007.

(j) The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*